UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. n/a) *

UCLOUDLINK GROUP INC.

 (Name of Issuer)

Class A Ordinary Shares

(Title of Class of Securities)

90354D104

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of reporting persons Beijing Cash Capital Venture Partners(*)
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 26,309,700(*) Class A Ordinary Shares
	7.	Sole dispositive power 0
	8.	Shared dispositive power 26,309,700 (*) Class A Ordinary Shares
9.	Aggregate amount beneficially owned by each reporting person 26,309,700 (*) Class A Ordinary Shares
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 16.5%(*)(**)
12.	Type of reporting person (see instructions) PN

(*)	The beneficial ownership of the securities reported herein is described in item 4 of this Schedule 13G.
(**)	Based on 159,478,920 Class A Ordinary Shares outstanding as of June 9, 2020 (as set forth in the Issuer’s Prospectus, dated June 9, 2020).

1	Names of reporting persons CASH Capital (Beijing) Investment Management Co, Ltd
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 37,405,580(*) Class A Ordinary Shares
	7.	Sole dispositive power 0
	8.	Shared dispositive power 37,405,580(*) Class A Ordinary Shares
9.	Aggregate amount beneficially owned by each reporting person 37,405,580(*) Class A Ordinary Shares
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 23.5%(*)(**)
12.	Type of reporting person (see instructions) CO

(*)	The beneficial ownership of the securities reported herein is described in item 4 of this Schedule 13G.
(**)	Based on 159,478,920 Class A Ordinary Shares outstanding as of June 9, 2020 (as set forth in the Issuer’s Prospectus, dated June 9, 2020).

1	Names of reporting persons Ge Wang
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 37,405,580(*) Class A Ordinary Shares
	7.	Sole dispositive power 0
	8.	Shared dispositive power 37,405,580(*) Class A Ordinary Shares
9.	Aggregate amount beneficially owned by each reporting person 37,405,580(*) Class A Ordinary Shares
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 23.5%(*)(**)
12.	Type of reporting person (see instructions) IN

(*)	The beneficial ownership of the securities reported herein is described in item 4 of this Schedule 13G.
(**)	Based on 159,478,920 Class A Ordinary Shares outstanding as of June 9, 2020 (as set forth in the Issuer’s Prospectus, dated June 9, 2020).

1	Names of reporting persons Hongwu Chen
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 37,405,580(*) Class A Ordinary Shares
	7.	Sole dispositive power 0
	8.	Shared dispositive power 37,405,580(*) Class A Ordinary Shares
9.	Aggregate amount beneficially owned by each reporting person 37,405,580(*) Class A Ordinary Shares
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 23.5%(*)(**)
12.	Type of reporting person (see instructions) IN

(*)	The beneficial ownership of the securities reported herein is described in item 4 of this Schedule 13G.
(**)	Based on 159,478,920 Class A Ordinary Shares outstanding as of June 9, 2020 (as set forth in the Issuer’s Prospectus, dated June 9, 2020).

1.	Names of reporting persons Xizang Guoke Dingyi Investment Center(Limited Partnership)(*)
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 11,095,880(*) Class A Ordinary Shares
	7.	Sole dispositive power 0
	8.	Shared dispositive power 11,095,880(*) Class A Ordinary Shares
9.	Aggregate amount beneficially owned by each reporting person 11,095,880(*) Class A Ordinary Shares
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 6.96%(*)(**)
12.	Type of reporting person (see instructions) PN

(*)	The beneficial ownership of the securities reported herein is described in item 4 of this Schedule 13G.
(**)	Based on 159,478,920 Class A Ordinary Shares outstanding as of June 9, 2020 (as set forth in the Issuer’s Prospectus, dated June 9, 2020).

1.	Names of reporting persons Xizang Guoke Jiahe Investment Management Partners(Limited Partnership)(*)
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 11,095,880(*) Class A Ordinary Shares
	7.	Sole dispositive power 0
	8.	Shared dispositive power 11,095,880(*) Class A Ordinary Shares
9.	Aggregate amount beneficially owned by each reporting person 11,095,880(*) Class A Ordinary Shares
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 6.96%(*)(**)
12.	Type of reporting person (see instructions) PN

(*)	The beneficial ownership of the securities reported herein is described in item 4 of this Schedule 13G.
(**)	Based on 159,478,920 Class A Ordinary Shares outstanding as of June 9, 2020 (as set forth in the Issuer’s Prospectus, dated June 9, 2020).

1.	Names of reporting persons Lasa Guoke Jiahe Investment Management Co.,Ltd.(*)
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 11,095,880(*) Class A Ordinary Shares
	7.	Sole dispositive power 0
	8.	Shared dispositive power 11,095,880(*) Class A Ordinary Shares
9.	Aggregate amount beneficially owned by each reporting person 11,095,880(*) Class A Ordinary Shares
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 6.96%(*)(**)
12.	Type of reporting person (see instructions) CO

(*)	The beneficial ownership of the securities reported herein is described in item 4 of this Schedule 13G.
(**)	Based on 159,478,920 Class A Ordinary Shares outstanding as of June 9, 2020 (as set forth in the Issuer’s Prospectus, dated June 9, 2020).

Item 1(a).	Name of Issuer:

The name of the issuer is UCloudlink Group Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at Room 2119, 21/F, One Pacific Centre, 414 Kwun Tong Road, Kwun Tong, Kowloon, Hong Kong.

Item 2(a).	Name of Person Filing:

This joint statement on Schedule 13G is being filed by Beijing Cash Capital Venture Partners, CASH Capital (Beijing) Investment Management Co, Ltd, Ge Wang, Hongwu Chen, Xizang Guoke Dingyi Investment Center(Limited Partnership), Xizang Guoke Jiahe Investment Management Partners(Limited Partnership) and Lasa Guoke Jiahe Investment Management Co.,Ltd. who are collectively referred to as the “Reporting Persons”. The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit A (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Beijing Cash Capital Venture Partners

No. 710-84, Floor 6,

No. 8 Haidian North Two Street,

Haidian District, Beijing,

People’s Republic of China

CASH Capital (Beijing) Investment Management Co, Ltd

No. 710-66, Floor 6,

No. 8 Haidian North Two Street,

Haidian District, Beijing,

People’s Republic of China

Ge Wang, a citizen of the People’s Republic of China

Rm 1803, Tower B, Central Point Plaza

No.11, DongZhimen South Street

Dongcheng District. Beijing,

People’s Republic of China

Hongwu Chen, a citizen of the People’s Republic of China

Rm 1803, Tower B, Central Point Plaza

No.11, DongZhimen South Street

Dongcheng District. Beijing,

People’s Republic of China

Xizang Guoke Dingyi Investment Center(Limited Partnership)

Rm6-1Unit 2, Building 6, Zone B,

YGXC Community, No.158 Jinzhu West Road,

Chengguan District, Lhasa,

People’s Republic of China

Xizang Guoke Jiahe Investment Management Partners(Limited Partnership)

Rm4-1Unit 2, Building 1, Zone B,

YGXC Community, No.158 Jinzhu West Road,

Chengguan District, Lhasa,

People’s Republic of China

Lasa Guoke Jiahe Investment Management Co.,Ltd.

No. 2, Floor 4, Unit 2, Building 1, Zone B,

YGXC Community, No.158 Jinzhu West Road,

Chengguan District, Lhasa,

People’s Republic of China

Item 2(c).	Citizenship:

See Item 2(b)

Item 2(d).	Title of Class of Securities:

Class A Ordinary Shares

Item 2(e).	CUSIP Number:

90354D104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

1. Beijing Cash Capital Venture Partners

(a) Amount beneficially owned: 26,309,700(1)(5)(6)(7)

(b) Percent of class: 16.5%(1)(5)(6)(7)(8)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 26,309,700(1)(5)(6)(7)

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 26,309,700(1)(5)(6)(7)

2. CASH Capital (Beijing) Investment Management Co, Ltd

(a) Amount beneficially owned: 37,405,580(1)(2)(3)(4)(5)(6)(7)

(b) Percent of class: 23.5%(1)(2)(3)(4)(5)(6)(7)(8)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 37,405,580(1)(2)(3)(4)(5)(6)(7)

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 37,405,580(1)(2)(3)(4)(5)(6)(7)

3. Ge Wang

(a) Amount beneficially owned: 37,405,580(1)(2)(3)(4)(5)(6)(7)

(b) Percent of class: 23.5%(1)(2)(3)(4)(5)(6)(7)(8)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 37,405,580(1)(2)(3)(4)(5)(6)(7)

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 37,405,580(1)(2)(3)(4)(5)(6)(7)

4. Hongwu Chen

(a) Amount beneficially owned: 37,405,580(1)(2)(3)(4)(5)(6)(7)

(b) Percent of class: 23.5%(1)(2)(3)(4)(5)(6)(7)(8)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 37,405,580(1)(2)(3)(4)(5)(6)(7)

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 37,405,580(1)(2)(3)(4)(5)(6)(7)

5. Xizang Guoke Dingyi Investment Center(Limited Partnership)

(a) Amount beneficially owned: 11,095,880(2)(3)(4)(5)

(b) Percent of class: 6.96%(2)(3)(4)(5)(8)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 11,095,880(2)(3)(4)(5)

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 11,095,880(2)(3)(4)(5)

6. Xizang Guoke Jiahe Investment Management Partners(Limited Partnership)

(a) Amount beneficially owned: 11,095,880(2)(3)(4)(5)

(b) Percent of class: 6.96%(2)(3)(4)(5)(8)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 11,095,880(2)(3)(4)(5)

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 11,095,880(2)(3)(4)(5)

7. Lasa Guoke Jiahe Investment Management Co.,Ltd.

(a) Amount beneficially owned: 11,095,880(2)(3)(4)(5)

(b) Percent of class: 6.96%(2)(3)(4)(5)(8)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 11,095,880(2)(3)(4)(5)

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 11,095,880(2)(3)(4)(5)

FOOTNOTES

(1)	Beijing Cash Capital Venture Partners, a PRC limited liability partnership (the “Partnership”), is the record holder of 27,758,780 Class A Ordinary Shares (the “Partnership Shares”).

(2)	Xizang Guoke Dingyi Investment Center(Limited Partnership), a PRC limited partnership (“XGD”), is the record holder of 11,095,880 Class A Ordinary Shares (the “XGD Shares”).

(3)	Xizang Guoke Jiahe Investment Management Partners(Limited Partnership), a PRC limited partnership (“XGJ”), is the general partner and fund administrator of XGD, and in such capacity, XGJ possesses voting control and the power to direct the disposition of the XGD Shares. Accordingly, for the purposes of Reg. Section 240.13d-3, XGJ may be deemed to beneficially own the XGD Shares. XGJ disclaims beneficial ownership of the XGD Shares except to the extent of its pecuniary interest therein, if any.

(4)	Lasa Guoke Jiahe Investment Management Co.,Ltd., a PRC limited liability company (“LGJ”), is the general partner of XGJ, and in such capacity, LGJ possesses indirect voting control and the power to indirectly direct the disposition of the XGD Shares. Accordingly, for the purposes of Reg. Section 240.13d-3, LGJ may be deemed to beneficially own the XGD Shares. LGJ disclaims beneficial ownership of the XGD Shares except to the extent of its pecuniary interest therein, if any.

(5)	CASH Capital (Beijing) Investment Management Co, Ltd (the “General Partner”) is the general partner of the Partnership, and in such capacity, the General Partner possesses voting control and the power to direct the disposition of the Partnership Shares. LGJ is also a wholly-owned subsidiary of the General Partner. Accordingly, for the purposes of Reg. Section 240.13d-3, the General Partner may be deemed to beneficially own the Partnership Shares and the XGD Shares. The General Partner disclaims beneficial ownership of the Partnership Shares and the XGD Shares except to the extent of its pecuniary interest therein, if any.

(6)	Ge Wang is the legal representative of the General Partner and a member of the investment committee of the Partnership and, in such capacity, Ge Wang may be deemed to have shared voting control and investment discretion with respect to the Partnership Shares owned by the Partnership. Ge Wang is also a member of the investment committee of XGJ and, in such capacity, Ge Wang may be deemed to have shared voting control and investment discretion with respect to the XGD Shares owned by XGD. Accordingly, for the purposes of Reg. Section 240.13d-3, Ge Wang may be deemed to beneficially own the Partnership Shares and the XGD Shares. Ge Wang disclaims beneficial ownership of the Partnership Shares and the XGD Shares except to the extent of his pecuniary interest therein, if any.

(7)	Hongwu Chen is the general manager of the General Partner and a member of the investment committee of the Partnership and, in such capacity, Hongwu Chen may be deemed to have shared voting control and investment discretion with respect to the Partnership Shares owned by the Partnership. Hongwu Chen is also a member of the investment committee of XGJ and, in such capacity, Hongwu Chen may be deemed to have shared voting control and investment discretion with respect to the XGD Shares owned by XGD. Accordingly, for the purposes of Reg. Section 240.13d-3, Hongwu Chen may be deemed to beneficially own the Partnership Shares and the XGD Shares. Hongwu Chen disclaims beneficial ownership of the Partnership Shares and the XGD Shares except to the extent of his pecuniary interest therein, if any.

(8)	Based on 159,478,920 Class A Ordinary Shares outstanding as of June 9, 2020 (as set forth in the Issuer’s Prospectus, dated June 9, 2020).

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons, or any of their subsidiaries or affiliates, is or are the beneficial owners of the Partnership Shares or the XGD Shares for any other purpose than Section 13(d) and 13(g) of the Act, as amended.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of a Group

Not applicable

Item 10.	Certification

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2021	BEIJING CASH CAPITAL VENTURE PARTNERS

	By:	/s/ Ge Wang
Ge Wang Authorized Representative

February 11, 2021	CASH Capital (Beijing) Investment Management Co, Ltd

	By:	/s/ Ge Wang
Ge Wang
Authorized Representative

February 11, 2021	XIZANG GUOKE DINGYI INVESTMENT CENTER(LIMITED PARTNERSHIP)

	By:	/s/ Ge Wang
Ge Wang Authorized Representative

February 11, 2021	XIZANG GUOKE JIAHE INVESTMENT MANAGEMENT PARTNERS(LIMITED PARTNERSHIP)

	By:	/s/ Hongwu Chen
Hongwu Chen Authorized Representative

February 11, 2021	LASA GUOKE JIAHE INVESTMENT MANAGEMENT CO.,LTD.

	By:	/s/ Hongwu Chen
Hongwu Chen Authorized Representative

February 11, 2021	/s/ Ge Wang
GE WANG

February 11, 2021	/s/ Hongwu Chen
HONGWU CHEN

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of them of a statement on Schedule 13G (including amendments thereto) with respect to the Class A Ordinary Shares, par value US$0.00005 per share, of UCloudlink Group Inc., and further agree that this Joint Filing Agreement be included as Exhibit A to such Schedule 13G. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 11th day of February, 2021.

BEIJING CASH CAPITAL VENTURE PARTNERS

By:	/s/ Ge Wang
Ge Wang Authorized Representative

CASH Capital (Beijing) Investment Management Co, Ltd

By:	/s/ Ge Wang
Ge Wang
Authorized Representative

XIZANG GUOKE DINGYI INVESTMENT CENTER(LIMITED PARTNERSHIP)

By:	/s/ Ge Wang
Ge Wang Authorized Representative

XIZANG GUOKE JIAHE INVESTMENT MANAGEMENT PARTNERS(LIMITED PARTNERSHIP)

By:	/s/ Hongwu Chen
Hongwu Chen Authorized Representative

LASA GUOKE JIAHE INVESTMENT MANAGEMENT CO.,LTD.

By:	/s/ Hongwu Chen
Hongwu Chen Authorized Representative

/s/ Ge Wang
GE WANG

/s/ Hongwu Chen
HONGWU CHEN